UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TOWER AUTOMOTIVE, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

891707101

(CUSIP Number)

January 21, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)

/x/ Rule 13d-1(c)

/ / Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy R. Barakett N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen Edwards N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

Item 1. (a). Name of Issuer: Tower Automotive, Inc.

(b). Address of Issuer's Principal Executive Offices:

27175 Haggerty Road

Novi, Michigan

Item 2. (a). Name of Persons Filing:

(i) Timothy R. Barakett (1)

(ii) Stephen Edwards (2)

1. Mr. Barakett is the Chairman, Chief Executive Officer and Managing Member of Atticus Capital, L.L.C., a Delaware limited liability company ("Atticus Capital"). Atticus Capital, together with certain of its affiliated entities (collectively, the "Atticus Entities"), act as advisers for various investment funds (the "Atticus Funds") and managed accounts (the "Atticus Accounts"). Based on his relationship with the Atticus Entities, Mr. Barakett is deemed to be a beneficial owner of the Common Stock owned by the Atticus Funds and the Atticus Accounts for purposes of Section 13(d).

2. Mr. Edwards is a portfolio manager of Atticus Opportunity Fund Ltd., one of the Atticus Funds (the "Opportunity Fund"). Mr. Edwards is also the Managing Member of Edwards Capital Management, L.L.C., a limited liability company organized under the laws of Delaware, which acts as an investment advisor to certain managed accounts (the "Edwards Accounts"). Based on his relationship with the Opportunity Fund and the Edwards Accounts, Mr. Edwards is deemed to be a beneficial owner of the Common Stock owned by the Opportunity Fund and the Edwards Accounts for purposes of Section 13(d).

(b). Address of Principal Business Office for Each of the Above:

152 West 57th Street, 45th Floor

New York, NY 10019

(c). Citizenship or Place of Organization:

(i) Timothy R. Barakett - Canada

(ii) Stephen Edwards - United States

(d). Title of Class of Securities: Common Stock, Par Value $.01 Per Share

(e). CUSIP Number: 891707101

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b) or

13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of

the Exchange Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the

Exchange Act;

(c) [ ] Insurance company as defined in Section 3(a)(19)

of the Exchange Act;

(d) [ ] Investment company registered under Section 8 of

the Investment Company Act;

(e) [ ] An investment adviser in accordance with

Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in

accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in

accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in

Section 3(b) of the Federal Deposit Insurance

Act;

(i) [ ] A church plan that is excluded from the

definition of an investment company under

Section 3(c)(14) of the Investment Company Act

of 1940;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)

(ii)(J).

Item 4. Ownership.

(a). Amount beneficially owned:

(i) Timothy R. Barakett: 0

(ii) Stephen Edwards: 0

(b). Percent of class:

(i) Timothy R. Barakett: 0%

(ii) Stephen Edwards: 0%

(c). Number of shares as to which such person has:

(1) Sole power to vote or to direct the vote:

(i) Timothy R. Barakett: 0

(ii) Stephen Edwards: 0

(2) Shared power to vote or to direct the vote:

(i) Timothy R. Barakett: 0

(ii) Stephen Edwards: 0

(3) Sole power to dispose or to direct the

disposition of :

(i) Timothy R. Barakett: 0

(ii) Stephen Edwards: 0

(4) Shared power to dispose or to direct the

disposition of:

(i) Timothy R. Barakett: 0

(ii) Stephen Edwards: 0

Item 5. Ownership of Five Percent or Less of a Class:   /x/

The Reporting Persons have ceased to be the beneficial owners of more than five percent of the Issuer's outstanding class of Common Stock.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposed of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Disclaimer

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I  certify that the information set forth in this statement is true, complete and correct.

TIMOTHY R. BARAKETT

Date: February 2, 2005 By: /s/ Timothy R. Barakett
                                               Timothy R. Barakett

STEPHEN EDWARDS

Date: February 2, 2005 By: /s/ Stephen Edwards
                                               Stephen Edwards

EXHIBIT 1

JOINT FILING AGREEMENT AMONG TIMOTHY R. BARAKETT AND STEPHEN EDWARDS

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

TIMOTHY R. BARAKETT AND STEPHEN EDWARDS hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of the Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

TIMORTHY R. BARAKETT

Date: February 2, 2005 By: /s/ Timothy R. Barakett
                                          Timothy R. Barakett

STEPHEN EDWARDS

Date: February 2, 2005 By: /s/ Stephen Edwards
                                               Stephen Edwards

280294.2.DC_03